FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Press Release, dated October 21, 2004, entitled, “Telecom Argentina Files APE With Argentine Court”.

FREE TRANSLATION FOR IMMEDIATE RELEASE

October 21, 2004

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.:     Information under Article 23° of Listing Regulation

I am writing you as Responsible for Market Relations of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” or “the Company”) to inform you that the Board of Directors of the Company in the meeting held yesterday afternoon, resolved to submit the Acuerdo Preventivo Extrajudicial (“APE”) that was executed with financial creditors, in order to obtain court holomogation of such agreement. The presentation is being duly completed during the course of today.

Moreover, the Board of Directors resolved to call a Ordinary Shareholders Meeting for November 26, 2004 to deal with the continuance of the proceedings with respect to the court homologation of the APE, in accordance to Article 6 of the Bankruptcy Law Nº24.522 and its amendments.

Please find attached the Press Release that the Company issued to inform the above mentioned issues. The publication of the press release in the Bulletin of the Bolsa de Comercio is requested.

Sincerely,

Pedro Gastón Insussarry

Responsible for Market Relations

FOR IMMEDIATE RELEASE

Market Cap: Pesos 6.1 billion

October 21, 2004

Contacts:
Pablo Caride	Marlene Wechselblatt
Pedro Insussarry	Golin/Harris International
Telecom Argentina	(212) 373-6037
(54-11) 4968-3627/3743

TELECOM ARGENTINA FILES APE WITH ARGENTINE COURT

Buenos Aires, October 21, 2004 – Telecom Argentina S.A. (BASE: TECO2, NYSE: TEO) (“Telecom Argentina”) today announced it filed its Acuerdo Preventivo Extrajudicial (“APE”) with the courts in Argentina. Telecom Argentina achieved a participation in its APE solicitation process of 94.47% of the outstanding debt and 82.35% of the number of creditors. The percentages of participation are calculated in accordance with the requirements of the Argentine commercial legislation with respect to the filing of the APE.

Telecom Argentina understands that the filing of the APE is the last step required of Telecom Argentina prior to the issuance of the new notes and the finalization of its debt restructuring process.

“By filing of the APE with the Argentine courts, the Company understands that it is carrying out the necessary steps to finalize its debt restructuring in an orderly manner” said Carlos Felices, Chief Executive Officer of Telecom Argentina.

Participating holders in the Telecom Argentina APE solicitation process will receive the following consideration for each 1,058 U.S. dollar equivalent of aggregate principal face amount including the principal face amount adjustment factor. The consideration shown for the participating holder selecting Option B includes the allocation of 37.5% of the debt to Option C.

	Participating holder selecting Option A (in US$, Euro, Peso or Yen)	Participating holder selecting Option B (in equivalent US$)	Participating holder selecting Option C (in equivalent US$)
Series A Notes	1,058
Series B Notes		625
Cash		319	850

Total Consideration	1,058	944	850

The terms and conditions of the Series A and the Series B Notes are contained in Telecom Argentina’s Solicitation Statement dated June 22, 2004, as amended on July 9, 2004. The U.S. dollar equivalent amounts are determined based on foreign exchange rates on the FX Reference Date of August 4, 2004, as announced by Telecom Argentina in its press release dated August 5, 2004.

Telecom Argentina cannot predict the timing of the court approval for its APE but expects to complete its APE process and issue the APE consideration in the first half of 2005.

All bonds of participating holders in the APE solicitation process will remain blocked in the clearing systems until the Series A and Series B Notes are issued by Telecom Argentina. Series A and the Series B Notes will be issued by the Company following court approval of the APE and the approval of the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires. The shareholders’ meetings necessary to approve the issuance of the new notes and the continuance of the proceedings with respect to the court homologation of the APE have been called for November 2, 2004 and November 26, 2004, respectively.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes to be issued pursuant to the APE.

Notes issued outside the United States to non-U.S. persons will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration under Regulation S of the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The solicitation was conducted within the United States pursuant to a registration statement, which has been declared effective by the U.S. Securities and Exchange Commission, containing a prospectus, as amended, containing detailed information about Telecom Argentina and its management, as well as its financial statements and a description of the notes to be issued by Telecom Argentina.

Copies of the Telecom Argentina APE Solicitation Statement dated July 9, 2004 can be obtained from Telecom Argentina. In addition, a copy of the Telecom Argentina Solicitation Statement is available in Luxembourg at the offices of BNP Paribas Securities Services, Luxembourg Branch, 23 Avenue de la Port Neuve, L 2085, Luxembourg.

Regarding the debt restructuring of Telecom Personal S.A., the wireless mobile communications subsidiary of Telecom Argentina, as indicated in a press release dated October 6, 2004, it intends to pursue an out-of-court restructuring without seeking court approval of the APE, as it had achieved 100% participation in its Acuerdo Preventivo Extrajudicial (“APE”) solicitation process.

For additional information please contact:

Telecom Argentina S.A.

Pedro Insussarry

Moira Colombo

Gastón Urbina

(54-11) 4968-3743

(54-11) 4968-3627

(54-11) 4968-3628

Morgan Stanley & Co. Incorporated	MBA Banco de Inversiones S.A.
Carlos Medina	Diego Steverlynck
(1-212) 761-6520	(54-11) 4319-5865

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Telecom Argentina is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, Piso 10, C1107AAB, Buenos Aires, Argentina. Telecom Argentina is one of Argentina’s largest telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. Telecom Argentina common stock is listed on the Buenos Aires Stock Exchange under the ticker “TECO2” and Telecom Argentina ADSs are listed on the New York Stock Exchange under the ticker “TEO”.

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Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect Telecom Argentina’s expected results. The risks and uncertainties include, but are not limited to, the risks and uncertainties disclosed under the caption “Risk Factors” in the registrations statement on Form F-1 (File No. 333-111790) in Amendment No. 2 to the registration statement (filed with the SEC on June 21, 2004), and in any additional amendments to such registration statement. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. Telecom Argentina undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom Argentina’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult Telecom Argentina’s registration statement on Form F-1 as well as periodic filings made on Form 6-K, which are filed with or furnished to the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: October 25, 2004	By:	/s/ Alberto Yamandú Messano
		Name:	Alberto Yamandú Messano
		Title:	Director